EXHIBIT 99.1

CAMTEK LTD.

EMPLOYEE SHARE OPTION PLAN — ISRAEL

(In compliance with Amendment No. 132 of the Israeli Tax Ordinance, 2002)

1.                             Definitions

As used herein the following terms shall have the meanings hereinafter set forth, unless the context clearly indicates to the contrary.

(A)                    the “Company” - Camtek Ltd.

(B)                      “Board” - the Board of Directors of the Company.

(C)                      “Share(s)” - Ordinary Shares of the Company, each with a par value of NIS 0.01.

(D)                     “Option(s)” - an Option or Options granted within the framework of this Plan each of which imparts the right to purchase one Share per Option.

(E)                       “Grantee” - an employee of the Company or an Affiliated Company, to whom Options are granted or to whom the Company decides to grant Options, including an office holder, but excluding a Holder of Control in such company or a person who as a result of the granting of the Options pursuant to this Plan shall become a Holder of Control in such company.

(F)                       “Plan” - the Company’s Employee Share Option Plan as provided hereunder, and as may be amended from time to time by the Board, as set forth hereinbelow.

(G)                      “Option Agreement” - the Agreement to be executed between the Company and the Grantee under which Option(s) are to be granted.

(H)                     “Vested Option(s)” - that portion of the Options which the Grantee is entitled to exercise in accordance with the provisions of Section 7.2 of the Plan or the provisions of the Option Agreement executed with such Grantee.

(I)                          the “Exercise Period” - the period during which the Vested Options may be exercised, as provided in Section 7.3 of the Plan.

(J)                         “Exercise Price” - the price which the Grantee must pay to exercise each Option.

(K)                     “Exercised Shares” - the Shares issued upon the exercise of the Options.

(L)                       the “Trustee” - the custodian appointed by the Company for the purposes of this Plan and approved of by the applicable tax assessment officer in accordance with Section 102 of the Ordinance (as defined in Section 2.2 hereunder, or any other custodian that the Company may appoint, in its sole discretion, in place of the approved custodian, provided that such custodian shall be approved by the applicable tax assessment officer.

(M)                  “Holder of Control” – as defined in Section 32(9) to the Ordinance.

(N)                     “Affiliated Company” – any company which is a Holder of Control in the Company (‘Parent Company’) and any other company in which the Company or the Parent Company is a Holder of Control.

(O)                     “Restricted Period” – as defined in Section 6.5 hereinbelow.

2.                             The Plan

2.1                       Purpose - The purpose and intent of the Plan is to grant to selected employees of the Company an opportunity to purchase Shares of the Company by way of granted Options and to provide an additional incentive to such employees to remain in the employ of the Company, to encourage the sense of proprietorship of such employees, and to stimulate the active interest of such employees in the success of the Company.

2.2                       Framework - The Plan shall be implemented and the Options will be granted in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961— as amended pursuant to Amendment No. 132 of the Israeli Income Tax Ordinance (New Version), 2002 — and with the rules and regulations promulgated thereunder, as are in effect from time to time (hereinafter: the “Ordinance”); unless the Company chooses otherwise, the Plan shall be implemented and the Options will be granted in accordance with those provisions of Section 102 of the Ordinance which are applicable to the granting of Options through a Trustee in the capital gains tax track.

2.3                       Effective Date - The Board has resolved to adopt and authorize the Plan and has resolved that it shall enter into effect commencing 1.9.97.

3.                             Administration

3.1                       The Plan shall be administered by the Board or by a committee appointed by the Board.

3.2                       The Board shall have sole and full discretion and sole authority to administer the Plan and all actions related thereto, including to perform any and all of the following from time to time and at any time:

3.2.1                                to determine the Company’s employees in favor of whom the Options shall be granted, the number of Options to be granted in favor of each employee, the Exercise Price thereof, and the conditions under which such Options may be exercised;

3.2.2                                to interpret the Plan;

3.2.3                                to determine the terms of the Option Agreements;

3.2.4                                to perform any action required or advisable for the administration of the Plan;

3.2.5                                to prescribe, amend, modify (including by adding new terms and rules), and to rescind and terminate the Plan or any of its terms.

3.3                       Any amendment or modification of the Plan, if any, shall be applicable to the relationship between the Grantee and the Company, including under the Option Agreements and the amendment or modification shall be deemed to have been included in the Plan and the Option Agreements, ab initio, unless the amendment or modification adversely affects the rights of a Grantee under the Vested Options.

4.                             Eligibility

In determining the employees in favor of whom Options are to be granted, the number of Options to be granted and the terms of the Options, the Board may take into account the nature of the services rendered by the respective employee, his present and future potential and contribution to the Company’s success, and any other data the Board may deem relevant.

5.                             Reserved Shares

The total number of Options to be granted to the Grantees pursuant to the Plan shall be determined from time to time by the Board.

The Company shall at all times reserve such number of authorized but unissued Shares which equals the number of Shares to which all of the then outstanding Options may be converted upon exercise.

6.                             Grant of Options and Issuance of Shares in Trust

6.1                       The Options shall be granted in favor of the Grantee for no consideration.

6.2                       The Options and the Grantee’s rights thereunder shall be subject to the execution of an Option Agreement between the Company and the Grantee, which Option Agreement shall set forth the terms and conditions of the Options, as determined by the Company, including without limitation, the number of Options granted thereunder, the terms of exercise thereof (including the Exercise Price) and any other term the Board may deem necessary.

6.3                       In addition, the Options shall be subject to the execution of all the documents necessary in order to comply with the Ordinance, and all other documents required by the Company, (the Option Agreement and said documents shall be hereinafter referred to as: the “Documents”).

6.4                       The Company shall provide the Grantee with the Documents for signature after the Board adopts a resolution to grant Options in favor of such Grantee, and the Company shall sign such Documents after they have been duly signed and returned by such Grantee.

It is hereby clarified that the execution of the said Documents by the Grantee does not exempt the Grantee from signing any other document as may be required by the Company at a later stage.

6.5                       In order to fulfill the provisions of Section 102 of the Ordinance, the Options granted hereunder shall be held by the Trustee and the Exercised Shares shall be issued to the Trustee, and both shall be registered in the name of the Trustee, who shall hold the Options and/or the Exercised Shares in trust for such period of time as required by the provisions of Section 102 of the Ordinance applicable to options granted through a Trustee in the capital gains tax track (or, if the Company chooses the income tax track - as required by the provisions of Section 102 applicable to such track) (hereinafter: the “Restricted Period”), and then continuing until such time as they are released, as hereinafter provided.

7.                             Terms of Options

7.1                       The amount of Options and the Exercise Price for each Grantee shall be determined by the Board and shall be specified in the Option Agreement; if not determined otherwise by the Board, the Exercise Price shall be the fair market value of the Shares on the date of the grant of the Options. For as long as the Company’s shares are traded on Nasdaq, said fair market value shall be as determined by the closing value of the Shares listed on Nasdaq at the closing of the last previous day of trading.

7.2                       Unless otherwise determined by the Board with respect to any specific Grantee, the right of a Grantee to exercise the Options granted in such Grantee’s favor during the Exercise Period shall be vested with such Grantee as follows:

(a)                                          If the Grantee remains in the employ of the Company or an Affiliated Company, as applicable, for a period of not less than 2 years from the date of the resolution of the Board regarding the issuance of the Options to the Grantee (hereinafter: the “Date of the Grant”) - the Grantee shall be entitled to exercise 50% of all the Options granted in such Grantee’s favor.

(b)                                         If the Grantee remains in the employ of the Company or an Affiliated Company, as applicable, for a period of not less than 3 years from the Date of Grant - the Grantee shall be entitled to exercise 75% of all the Options granted in such Grantee’s favor.

(c)                                          If the Grantee remains in the employ of the Company or an Affiliated Company, as applicable, for a period of not less than 4 years from the Date of Grant - the Grantee shall be entitled to exercise 100% of all the Options granted in such Grantee’s favor.

In the event that the employment of the Grantee is terminated for any reason (including due to death or disability), all of the Options granted in his favor which are not yet Vested Options shall immediately expire and terminate, shall become null and void and shall not entitle the Grantee to any right in or to the Company.

7.3                       Exercise Period

7.3.1                                Each Vested Option shall remain exercisable until the lapse of two years following the later of: (i) the vesting date of such Options, or (ii) the date of the initial public offering of the Company’s shares on Nasdaq (the “Exercise Period).

7.3.2                                Notwithstanding, in the event of a merger of the Company with or into another corporation, or the sale of all or substantially all the assets or the shares of the Company (such merger or sale: the “Merger Transaction”), the surviving or the acquiring entity, as the case may be, or their respective parent company or subsidiary (the “Successor Entity”), may either assume the Company’s rights and obligations under outstanding Options or substitute the outstanding Options with substantially equivalent options exercisable to shares of the Successor Entity’s shares.

For purposes of this Section 7.3.2, the outstanding Options shall be deemed assumed or substituted by the Successor Entity if, following the consummation of the Merger Transaction, the outstanding Options confer the right to receive, for each share subject to any outstanding Option immediately prior to the consummation of the Merger Transaction, the same consideration (whether shares, cash or other securities or property) to which an existing holder of a share on the effective date of consummation of the Merger Transaction was entitled; provided however, that if the consideration to which such existing holder is entitled is not solely securities of the Successor Entity, than the Board may determine, with the consent of the Successor Entity, that the consideration to be received by the Grantees for their outstanding Options, will be solely securities of the Successor Entity equal in their market value to the per share consideration received by the holders of shares in the Merger Transaction.

In the event that the Successor Entity does not assume or substitute all of the outstanding Options of a Grantee, then the Grantee shall have a period of 15 days, from the date designated by the Company in a written notice given to the Grantee, to exercise the Vested Options of the Grantee.

All Options, whether vested or not, which are neither assumed or substituted by the Successor Entity, nor exercised by the end of the said 15 day period, shall expire and terminate effective as of the date of the consummation of the Merger Transaction, shall become null and void and shall not entitle the Grantee to any right in or towards the Company.7.4  Vested Options may be exercised at one time or from time to time during the Exercise Period, but only by the Trustee, after the Trustee shall have received written instructions from the Grantee, accompanied by the full payment of the Exercise Price for the Vested Options then being exercised, by personal check or cashier’s check payable to the order of the Company (the written instructions accompanied by the full payment shall be referred to hereinafter as: the “Exercise Notice”). The Trustee shall exercise such Vested Options with respect to which the Exercise Notice was given, by giving the Company, at its principal office, written notice of intent to exercise such Vested Options, accompanied by the Exercise Notice; provided however, that in case payment is made by personal check (and not by cashier’s check), the Options shall not be considered as exercised, and the Company shall not issue the Exercised Shares in respect thereof, until the personal check shall have been fully honored by the bank on which it was drawn.

7.5                       The Exercised Shares shall be issued in the name of the Trustee who shall hold same for the entire Restricted Period and until their release as hereinafter provided.

7.6                       A Grantee whose employment with the Company was terminated for any reason (including death or disability) shall be entitled only to the Shares which were previously exercised and the Vested Options, and the remaining Options (i.e. non-Vested) shall expire and terminate and become null and void and shall not entitle the Grantee to any right in or to the Company.

8.                             Transferability

8.1                       The Options and all rights related thereto shall not be assignable, transferable, subjected to an attachment, lien or encumbrance of any kind.

8.2                       Notwithstanding the abovesaid, the Vested Options shall be transferable by will or intestacy, provided that the Company receives written notice thereof, accompanied by a certified copy of the Will or Intestacy Order and/or other evidence deemed acceptable by the Board, and accompanied by the transferee(s) written consent to the provisions and rules of the Ordinance, the Plan, and the Option Agreement.

8.3                       Following the exercise of the Vested Options, the Exercised Shares shall be transferable after the Restricted Period, subject to all applicable securities regulations, lock-up provisions, the conditions and restrictions as may be included in the option agreement and/or the conditions and restrictions as may be included in the Company’s Securities Law Compliance Manuel.

Further, to the extent that applicable law provides for concurrent payment of taxes by the transferor upon transfer, the Exercised Shares shall only be transferable once payment of all taxes required to be paid in connection with a sale or transfer of Exercised Shares shall have been made to the Israeli Tax Authorities, confirmation of same shall have been received by the Trustee or the Company, and the conditions set forth in Section 9 hereunder shall have been fulfilled.

8.4                       Without derogating from the abovesaid, in the event the shareholders of the Company (not including shareholders who purchased shares under an employee share option plan) (hereinafter: the “Selling Shareholders”) intend to sell all of their shares in the Company, and to the effect that the Grantee was asked to do so by the majority of the Selling Shareholders (which majority shall be determined according to the pro rata share of each Selling Shareholder of the issued share capital of the Company), the Grantee shall be obligated to join the sale and sell his Shares, under the same conditions as the Selling Shareholders are selling their shares, and if requested by the purchasers of such sale, at the purchaser’s sole discretion, the Grantee shall sell to the purchasers the Vested Options, under the same terms, as if the Grantee had exercised same immediately prior to the sale.

9.                             Release

9.1                       Trustee Options and Exercised Shares issued pursuant to the exercise thereof, and all rights attached thereto (including bonus shares), shall be held by the Trustee for the entire Restricted Period.

The Grantee shall not be entitled to receive the Options, the Exercised Shares issued pursuant to the exercise thereof or any right attached thereto (including bonus shares), or to request the transfer or sale thereof to any third party, before the lapse of the Restricted Period.

9.2                       Upon the lapse of the Restricted Period, the Trustee may, pursuant to the written request of the Grantee, release and transfer the Exercised Shares to the Grantee, or to any third party to whom the Grantee wishes to sell the Exercised Shares, as indicated in the Grantee’s written notice, provided however that all the following conditions will have been fulfilled prior to such transfer: (i) payment to the Israeli Tax Authorities of all taxes required to be paid upon the release and transfer of the Exercised Shares and confirmation of same received by the Trustee; and (ii)  receipt by the Trustee of written confirmation issued by the Company to the Trustee stating that all requirements for said release and transfer have been fulfilled according to the terms of the Articles, the Ordinance, the Plan and the Option Agreement.

The date on which the Exercised Shares shall be released and transferred to the Grantee shall hereinafter be referred to as the “Date of Release”.

10.                       Termination

10.1                 Notwithstanding anything to the contrary herein, any Option granted in favor of a Grantee not exercised by such Grantee within the Exercise Period and in strict accordance with the terms of the Plan and the Option Agreement, shall, upon the lapse of the Exercise Period, immediately expire and terminate, become null and void, and shall not entitle the Grantee to any right in, or toward the Company in connection with same, and all interests and rights of the Grantee, in and to same, shall expire.

10.2                 Notwithstanding anything to the contrary herein, upon the issuance of a court order declaring the bankruptcy of a Grantee, or the appointment of a receiver or a provisional receiver for a Grantee, or over his assets, or any part thereof, or upon making a general assignment for the benefit of his creditors, any Option issued and registered in favor of such Grantee which was not yet exercised by the Grantee shall immediately expire and terminate, become null and void and shall not entitle the Grantee, his receiver, successors, creditors or assignees, to any right in, or toward the Company in connection with same, and all interests and rights of the Grantee, his receiver, successors, creditors or assignees, in and to same, if any, shall expire.

11.                       Rights as Shareholder

11.1                 It is hereby clarified that a Grantee shall not, by virtue of the Plan, the Option Agreement or any Option granted in favor of him thereunder, have any of the rights of a shareholder with respect to any Shares represented by the Options, until the Options have been exercised.

Furthermore, except for the right to receive dividends as provided in Section 12.1 hereinafter, the Grantee shall not have any rights by virtue of the Exercised Shares until same shall have been transferred to the Grantee by registering same in the Grantee’s name, and only then shall the Grantee have the rights of a shareholder with respect to the shares so registered.

11.2                 For so long as the Exercised Shares are held by the Trustee, the Company shall consider only the Trustee as the owner of such shares for all purposes whatsoever (including without limitation, for the purpose of delivering notices); the Trustee, however, shall not exercise the voting rights conferred by such Exercised Shares in any way whatsoever, and shall not issue a proxy to any person or entity to vote such shares.

11.3                 The Grantee shall not have, and hereby waives the right to have, by virtue of the Exercised Shares, any pre-emptive rights to purchase, along with the other shareholders in the Company, a pro rata portion of any securities proposed to be offered by the Company prior to the offering thereof to any third party and any rights of first refusal to purchase any securities of the Company offered by the other shareholders of the Company.

12.                       Dividends and Bonus Shares

12.1                 Cash dividends paid or distributed, if any, with respect to the Exercised Shares held by the Trustee, shall be remitted directly to the Grantee who is entitled to the Exercised Shares for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, and the withholding thereof.

12.2                 All bonus shares to be issued by the Company, if any, with regard to the Exercised Shares held by the Trustee, shall be registered in the name of the Trustee and all provisions applying to the Exercised Shares, shall apply to the bonus shares, mutatis mutandis.

12.3                 The Trustee shall transfer the said bonus shares upon the transfer of the Exercised Shares with respect to which the bonus shares were issued.

13.                       Adjustments

The number of Shares to which each outstanding Option is exercisable, shall be proportionately adjusted in the event of a reorganization of the share capital of the Company by a stock split, reverse stock split, combination or reclassification of the shares, as well as for a distribution of bonus shares. Such adjustment shall be made by the Board, whose determination in this matter shall be final and binding.

14.                       Rights to Changes

The Plan or the Option Agreement shall not affect, in any way, the rights, powers or freedoms of the Company or its shareholders to make or authorize: any sale, transfer or any change whatsoever in all or any part of the Company’s assets, obligations or business, or any other business, commercial or corporate act or proceeding, whether of a similar character or otherwise; any or all adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or business; any merger or consolidation of the Company; any issue of bonds, debentures, shares (including preferred or prior preference shares ahead of or affecting the existing shares of the Company including the shares into which the Options granted hereunder are exercisable or the Exercised Shares or the rights thereof, etc.); or the dissolution or liquidation of the Company; and none of the above acts or authorizations shall entitle the Grantee to any right or remedy, including, without limitation, a right of compensation for any dilution resulting from any issuance of any shares or of any other securities in the Company to any person or entity whatsoever.

15.                       No Employment Obligations

Nothing in the Plan, the Option Agreements or in any Option granted hereunder shall guarantee the Grantee’s employment in the Company and no obligation of the Company as to the length of employment of the Grantee or as to any other term of employment shall be implied by same; the Company reserves the right to terminate the employment of any employee pursuant to such employee’s terms of employment and any law.

16.                       No Representation

The Company does not and shall not, through this Plan or through any Option Agreement, make or be deemed to make any representation toward any Grantee with regard to the Company, its business, its value or with regard to the Company’s shares in general, and the Exercised Shares in particular, their value or rights.

The Grantee, upon entering the Option Agreement, represents and warrants toward the Company, that his consent to the grant of the Options issued in favor of him and their exercise (if so exercised), is, in no respect, made on the basis of any representation or warranty made by the Company or by any of its directors, officers, shareholders or employees, and is made based only upon his examination and expectations of the Company, on an “as is” basis. The Grantee waives any claim whatsoever of “non conformity” of any kind or any other cause of action or claim of any kind with respect to the Options and/or the Shares exercised thereupon.

17.                       Tax Consequences

All tax consequences arising from the grant or exercise of any Option, the payment for or the transfer of the Exercised Shares to the Grantee, or from any other event or act (of the Company or the Grantee) hereunder, shall be borne solely by the Grantee, and the Grantee shall indemnify the Company and hold it harmless from and against any and all liability for any such tax or interest or penalty.

The Company and the Trustee may withhold from any payment to which the Grantee may be entitled to from the Company, the amount of the tax and/or other mandatory payment the withholding of which is required with respect to the Options and/or the Exercised Shares under any law.

Without derogating from the foregoing, it is hereby clarified that the Grantee shall bear and be liable for all tax and other consequences in the event that his/her Options and/or Exercised Shares are not held for the entire Restricted Period, all as provided in Section 102 of the Ordinance.

18.                       Subordination

It is clarified that the Grant of the Options hereunder is subject to the approval by the Tax Authorities of the Plan and the Trustee, in accordance with the Ordinance. It is also clarified that the Plan and the Option Agreement are subject to the provisions of the Ordinance and of Section 102 applicable to the granting of options through a Trustee in the capital gains tax track (or, if the Company chooses the income tax track - the provisions of Section 102 applicable to such track), which accordingly shall be deemed an integral part of each, and which shall prevail over any term in the Plan or in the Option Agreement that is not consistent therewith.